Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF ANNUAL MEETING April 3, 2025

BBB Foods Inc.

COMMERCE HOUSE, WICKHAMS CAY 1

ROAD TOWN, TORTOLA

BRITISH VIRGIN ISLANDS

To Our Valued Shareholders:

I am pleased to invite you to attend the 2025 Annual Meeting of Shareholders of BBB Foods Inc. (the “Company”). The meeting will be held at 11:00 am (BVI local time) on April 29, 2025. We have opted to hold the meeting in a virtual format only. You will be able to attend the Annual Meeting online and vote your shares electronically during the Annual Meeting via a live audio webcast by visiting www.meetnow.global/M9JH9QU.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting. This Proxy Statement and the enclosed proxy card are first being sent to shareholders on or about April 3, 2025. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy.

Whether or not you plan to attend the meeting, your vote is important to us. You may vote your shares by proxy before the meeting on the Internet, by telephone or by completing, signing and promptly returning a proxy card. We encourage you to vote by Internet, by telephone or by proxy card in advance even if you plan to attend the meeting. By doing so, you will ensure that your shares are represented and voted at the meeting.

As the date of the meeting approaches, if we have not received your vote, you may receive a phone call from a representative of Georgeson LLC (“Georgeson”), the Company’s proxy solicitor, reminding you to exercise your right to vote. Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at (877) 354-1901 from the US, US territories and Canada or +1 (208) 408-0484 if you are outside the US, US territories and Canada.

Thank you in advance for your participation and your consideration in this important matter.

Sincerely,

/s/ K. Anthony Hatoum

K. Anthony Hatoum

Chairman of the Board

BBB FOODS INC.

(BVI COMPANY NUMBER 605635)

(the “Company”)

NOTICE OF 2025 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting (the “Meeting”) of the shareholders of BBB Foods Inc. (the “Company”) will be held at 11:00 am (BVI local time) on April 29, 2025. We have opted to hold the meeting in a virtual format only. You will be able to attend the Meeting online and vote your shares electronically during the Meeting via a live audio webcast by visiting www.meetnow.global/M9JH9QU.

The Meeting is being held for the following purposes:

AGENDA

1.

To consider and if thought appropriate re-elect Stephanie Martinez as a Class I Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2028).

2.

To consider and if thought appropriate elect Dennis Stevens as a Class I Director of the Company, to hold office for a term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2028), and in place of Daniel Gertsacov, who has elected not to stand for re-election, as a Class I Director of the Company.

3.

To consider and if thought appropriate elect Angela Bakker Lee as a Class I Director of the Company, to hold office for a term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2028), and in place of Jean-François Le Ruyet, who has elected not to stand for re-election, as a Class I Director of the Company.

4.	To ratify the appointment of PricewaterhouseCoopers, S.C. as our independent registered public accounting firm for 2024.

5.

To consider such other business as may properly come before the Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company, and any adjournments or postponements thereof.

RECORD DATE:

You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you were a holder of Class A Common Shares, Class B Common Shares or Class C Common Shares of the Company at 5:00 pm (BVI local time) on March 17, 2025.

VOTING BY PROXY:

To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by completing, signing and mailing the enclosed proxy card. Voting procedures are described on the following page and on the proxy card.

Please refer to the proxy card which is attached to and made a part of this notice. The proxy statement and the proxy card are also available for viewing on the Investor Relations section of our website at https://www.investorstiendas3b.com/overview/default.aspx and on the SEC’s website at https://www.sec.gov.

By order of the Board of Directors,

/s/ K. Anthony Hatoum

K. Anthony Hatoum

Chairman of the Board

PROXY VOTING METHODS

If at 5:00 pm (BVI local time) on March 17, 2025, you were a shareholder of record of Class A Common Shares, Class B Common Shares or Class C Common Shares (i.e., you held shares directly in your name as a “shareholder of record” (also referred to as “registered shareholder”)) you may vote your shares over the Internet at the Meeting or in advance over the Internet, by telephone or by mail. Shareholders of record entitled to attend and vote at the Meeting are entitled to appoint one or more proxies to attend and vote in their stead. A proxy need not be a shareholder of the Company.

Proxy cards with respect to shares held of record must be received no later than 5:00 pm (BVI local time) on April 28, 2025. A vote by Internet or by telephone may be made any time up to the closing of voting at the Meeting.

If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

To vote by proxy if you are a shareholder of record:

BY INTERNET

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Go to the website indicated on your proxy card, or scan the QR code on your proxy card with your smartphone, and follow the instructions, 24 hours a day, seven days a week.

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You will need the account number and control number included on your proxy card to obtain your records and to create an electronic voting instruction form.

BY TELEPHONE

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From a touch-tone telephone, dial the telephone number indicated on your proxy card and follow the recorded instructions, 24 hours a day, seven days a week.

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You will need the account number and control number included on your proxy card in order to vote by telephone.

BY MAIL

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Mark your selections on the proxy card.

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Date and sign your name exactly as it appears on your proxy card.

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Mail the proxy card in the enclosed postage-paid envelope provided to you.

YOUR VOTE IS IMPORTANT TO US. THANK YOU FOR VOTING.

Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at (877) 354-1901 from the US, US territories and Canada or +1 (208) 408-0484 if you are outside the US, US territories and Canada.

CHANGING OR REVOKING YOUR PROXY

Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

• sending a written statement to that effect to Computershare, provided such statement is received no later than 5:00 pm (BVI local time) on April 28, 2025;

• voting by Internet or telephone at a later time than your previous vote and before the conclusion of the Meeting;

• submitting a properly signed proxy card, which has a later date than your previous vote, and that is received no later than 5:00 pm (BVI local time) on April 28, 2025; or

• attending the Meeting and voting by Internet.

If you hold shares in street name, please refer to information from your bank, broker or other nominee on how to revoke or submit new voting instructions.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation, provided that no written statement of such revocation has been received by Computershare before 5:00 pm (BVI local time) on April 28, 2025.

QUORUM; VOTE REQUIREMENTS

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence in person or by proxy of shareholders holding not less than thirty per cent (30%) of the votes of the shares entitled to vote on the proposals to be considered at the Meeting constitutes a quorum.

For Proposals No. 1, No. 2 and No.3 concerning the re-election and election of directors, under our articles of association, directors are elected by a plurality vote, which means that the director nominees with the greatest number of votes cast, even if less than a majority, will be elected. There is no cumulative voting.

For Proposal No. 4, the ratification of the appointment of PricewaterhouseCoopers, S.C. as our independent registered public accounting firm, we are seeking a resolution of shareholders approved by the affirmative vote of not less than a simple majority of the votes of those shareholders at the meeting present in person or represented by proxy and entitled to vote and voting on the proposal.

It is important to note that the proposal to ratify the appointment of PricewaterhouseCoopers, S.C. as our independent registered public accounting firm for 2024 (Proposal No. 4) is non-binding and advisory. While the ratification of PricewaterhouseCoopers, S.C. as our independent registered public accounting firm is not required by our articles of association or otherwise, if our shareholders fail to ratify the selection, we will consider it as notice to the Board and the Audit Committee that it should consider the selection of a different firm, but such vote does not require that the Board and Audit Committee select a different firm if the Board does not consider it advisable or in the interests of the Company to do so.

Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for the purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election. Only votes cast regarding the ratification of the appointment of PricewaterhouseCoopers, S.C. as our independent registered public accounting firm will be counted and, thus, abstentions generally will not affect the outcome.

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

ATTENDING AND VOTING AT THE MEETING

You will be able to attend the Meeting online by visiting www.meetnow.global/M9JH9QU. You will also be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on your proxy card or on the instructions that accompanied your proxy materials.

If attending, we recommend that you give yourself ample time to log in before the Meeting begins. Shareholders of record and duly appointed proxyholders (including Shareholders who have duly appointed and registered themselves as proxyholders) who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. For shareholders of record, the control number located on your proxy card or in the email notification you received is your “Control Number” to access the Meeting. Computershare will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

If you are a “street name” holder and wish to attend and vote at the Meeting, you MUST obtain a valid legal proxy from your brokerage firm, bank or other intermediary and then register in advance to attend the Meeting. Follow the instructions from your broker, bank or other intermediary included with these materials or contact your broker, bank or other intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other intermediary, you MUST then register to attend the Meeting. To register to attend the Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your share holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00pm (BVI local time) on April 28, 2025.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare as follows:

By E-Mail:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By Mail:

Computershare

BBB Foods Inc. Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Street name holders who have not duly appointed and registered themselves as proxyholder will not be able to attend and vote at the Meeting.

PROPOSAL NO. 1, PROPOSAL NO. 2 AND PROPOSAL NO.3 – ELECTION AND RE-ELECTION OF DIRECTORS

Our business and affairs are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Accordingly, our board of directors has significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.

Our board of directors currently consists of nine (9) members. Our memorandum and articles of association authorize us to have up to fifteen (15) directors or such other number of directors as is from time to time fixed by resolution of the board.

Our board of directors is divided into three (3) classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors”. Pursuant to our memorandum and articles of association, each of our directors is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election (except that the terms of the initial Class I, Class I and Class III directors listed below expire at the annual meetings identified below).

Our incumbent Class I, II and III Directors are divided among the three classes as follows:

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the initial Class I Directors are Stephanie Martinez, Daniel Gertsacov and Jean-François le Ruyet, and their current terms will expire at the Meeting;
•
the initial Class II Directors are K. Anthony Hatoum, Juan-Pablo Cappello and Alexis Meffre and their current terms will expire at the annual meeting of shareholders to be held no later than April 2026; and
•
the initial Class III Directors are Nicole Reich, Alexander Fuster and Sami Khouri, and their terms will expire at the annual meeting of the shareholders to be held no later than April 2027.

On March 29, 2025, Messrs. Gertsacov and le Ruyet informed the board of their decision not to stand for re-election as directors at the Meeting. Mr. Gertsacov and Mr. le Ruyet’s decision not to stand for re-election did not arise or result from any disagreements with the Company on any matters relating to the Company’s operations, policies or practices. In acceptance of their decision not to stand for re-election, the Company expresses its gratitude for their valuable service on the Board.

The Board has considered and nominated Stephanie Martinez for re-election for a three-year term as a Class I Director expiring at the Annual Meeting of Shareholders held no later than April 2028.

In light of Messrs. Gertsacov and le Ruyet’s decision not to stand for re-election as Class I Directors of the Company, Angela Bakker Lee and Dennis Stevens have been considered and nominated by the Board for election for three-year terms as Class I Directors expiring at the Annual Meeting of Shareholders held no later than April 2028, in each case as replacements for Daniel Gertsacov and Jean-François le Ruyet who will no longer be Class I Directors of the Company.

Action will be taken at the Meeting for the re-election of Stephanie Martinez and the election of Angela Bakker Lee and Dennis Stevens as Class I Directors.

Unless otherwise instructed, the persons named in the form of proxy card (the “proxyholders”) included with this Proxy Statement intend to vote the proxies held by them “FOR” the re-election and election of the Class I Director nominees named above. Each of the nominees have indicated that they will be willing and able to serve as directors. If any of these nominees ceases to be a candidate for election or re-election by the time of the Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected at any special meeting of our shareholders.

Nominee for Re-election as Class I Director

The following information describes the experience and qualifications of Stephanie Martinez, whom is nominated for re-election:

Stephanie Martinez has been a director of the Company since 2023. Ms. Martinez is currently the managing director for France of Montblanc, a German luxury pen and accessory label owned by Richemont. Before 2024 and for 10 years, she was the managing director of the same company for Latin America, where she oversaw the brand’s expansion into the region. Prior to Montblanc, Ms. Martinez was the managing director for Mexico of Swarovski, an Austrian family business in its fifth generation. She has also held positions at luxury brand Chanel. Ms. Martinez holds a business degree from Neoma Business School and a diploma from Instituto Tecnológico Autónomo de México (ITAM).

Nominees for Election as Class I Directors

The following information describes the experience and qualifications of Dennis Stevens and Angela Bakker Lee, each of whom are nominated for election:

Dennis Stevens is the founder and Chief Executive Officer of SecureCorp, a company that develops, implements and operates advanced security technologies for multinational corporations and governments, as well as the founder and president of Pretorious Ltd., a drone manufacturing start-up based in Canada and Mexico. Mr. Stevens has over 35 years of experience across private equity, venture capital and corporate strategy in Latin America. His ventures include the Nostos Group and Mythos Group, which operate high-end Greek restaurants in Mexico; Centiva S.A. de C.V., a company that designs and operates employee incentive programs for large companies; and Screencast S.A.P.I. de C.V., a digital out-of-home media company. Previously, he worked in the private equity and venture capital groups of several leading finance firms, including Discovery Capital Americas LLC, where he participated in the launch of the Mexican discount airline Volaris; La Caisse de Dépôts et Placements du Québec, where he specialized in private equity deals originating in Mexico, Colombia, Venezuela, Central America and the Caribbean; and Nexus Ventures International Inc., a hybrid venture capital boutique that developed industrial and environmental joint ventures between strategic and local co-investors across Latin America. Before that, he worked as a consultant for Boston Consulting Group and worked as an analyst at John Labatt Ltd. Mr. Stevens holds an MBA from the Ivey School of Business and an Honors Business Administration degree from the University of Western Ontario’s School of Business Administration.

Angela Bakker Lee is the Chief Executive Officer of Pineapple Ventures, a start-up investor and strategic advisor to several US companies launching innovative technology and AI-powered solutions in healthcare including Lighten Platforms, LifeAire Systems, and Ambit. Dr. Bakker has over 20 years of senior leadership and general management experience, overseeing go-to-market strategy, product evolution and pricing, channel partnerships and M&A. Prior to becoming an investor, Dr. Bakker Lee served as Executive Vice President for SomaLogic, a proteomics technology and service provider with headquarters in Colorado that completed an IPO in 2021. She also held leadership positions at Quid, an AI software provider in San Francisco, and at IBM in New York, where she launched the Watson Business Unit. She began her professional career in 1996 first by joining MAG, an industry-first bioinformatics start-up in Palo Alto California that was later acquired by Celera Genomics, and then as a Global Managing Partner at ZS Associates, a management consulting firm whose healthcare industry clients hail from over 40 countries. Dr. Bakker Lee holds a bachelor’s degree from Stanford University and a PhD in Immunology from Strathclyde, which she earned as a Marshall Scholar in the UK.

Board Meeting Attendance

We have the following committees of the Board:

Audit Committee, which consisted of Nicole Reich, Daniel Gertsacov, Alexander Fuster and Juan-Pablo Cappello, each of whom satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Nicole Reich qualifies as an audit committee financial expert within the meaning of applicable SEC rules. It is intended that the committee be comprised of three members following Daniel Gertsacov’s decision not to stand for re-election.

Compensation Committee, which consists of Nicole Reich, Sami Khouri and Alexander Fuster.

ESG Committee, which consisted of Jean-François Le Ruyet and Daniel Gertsacov. In light of Messrs. le Ruyet’s and Gertsacov’s decision not to stand for re-election as Class I Directors of the Company, it is intended that the ESG Committee be reconstituted in the near future.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RE-ELECTION AND ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL NO. 4 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers, S.C. served as our independent registered public accounting firm for 2024.

Although ratification is not required by our articles of association or otherwise, the Board is submitting the appointment of PricewaterhouseCoopers, S.C. to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm (although will not require the Board to select a different firm). Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The shares represented by your proxy will be voted “FOR” the ratification of the appointment of PricewaterhouseCoopers, S.C. unless you specify otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF PRICEWATERHOUSECOOPERS, S.C. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024.

Using a black ink pen, mark your votes with an X as shown in this example.

Please do not write outside the designated areas.

2025 Annual Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

(A) Proposals — The Board of Directors recommend a vote FOR Proposals 1, 2, 3 and 4.

1. To re-elect Stephanie Martinez as a Class I Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2028).

2. To elect Angela Bakker Lee as a Class I Director of the Company, to hold office for a term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2028), and in place of Jean-Francois Le Ruyet as a Class I Director of the Company.

For Against Abstain For Against Abstain

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

(B) Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

3. To elect Dennis Stevens as a Class I Director of the Company, to hold office for a term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2028), and in place of Daniel Gertsacov as a Class I Director of the Company.

4. To ratify the appointment of PricewaterhouseCoopers, S.C. as the Company’s independent registered public accounting firm for 2024.

1UPX 6 5 0 7 6 2

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

The material is available at: www.edocumentview.com/TBBB

Proxy — BBB Foods Inc.

Notice of 2025 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — April 29, 2025

K. Anthony Hatoum and Eduardo Pizzuto, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of BBB Foods Inc. to be held on April 29, 2025 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1, 2, 3 and 4.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)